

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

<u>Via E-mail</u>
William D. Meadow
Chief Executive Officer
California Gold Corp.
C/O Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY 10022

> **Re: California Gold Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 11, 2014**
> **File No. 000-54706**

Dear Mr. Meadow:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you are attempting to incorporate by reference information from your Form 8-K filed February 10, 2014. Please tell us how you determined that incorporating by reference is consistent with the requirements of Schedule 14A including Note D, Item 13(b)(2) and Item 14(e) thereof.

2. Please tell us how you determined that you are not required to provide pro-forma financial information required by Rule 8-05 of Regulation S-X, or provide such financial statements.

3.   We note revised disclosure in response to comment 2 of our letter dated January 23, 2014. We also note disclosure that the board believes certain large holders, members of the board, and executive officers may consent to the four proposals. As you indicate that they own approximately 40 thousand shares, it appears the vote is not assured even if they vote as expected. Please revise to clarify what the consequences would be to the MVP transaction and the registrant's management in the event the proposals are not approved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): Paul C. Levites, Esq.